Santander US Capital Markets LLC
437 Madison Avenue
New York, New York 10022

February 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:	Live Oak Acquisition Corp. V
Registration Statement on Form S-1
Filed January 10, 2025, as amended
File No. 333-284207

Dear Ms. Paulemon:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Live Oak Acquisition Corp V. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 25, 2025, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1,000 copies of the Preliminary Prospectus dated February 13, 2025 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Managing Director

By:	/s/ Conrad Rubin
	Name:	Conrad Rubin
	Title:	Managing Director

cc:	Davis Polk & Wardwell LLP

[Signature Page to Underwriters’ Acceleration Request Letter]